SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2
(Amendment No.     )*

Agile Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00847L100

(CUSIP Number)

May 29, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00847L100		13G

1	Names of Reporting Persons CARE CAPITAL III LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,010,189 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,010,189 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,010,189 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 16.2%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 00847L100		13G

1	Names of Reporting Persons CARE CAPITAL INVESTMENTS III LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 (See Item 4)

	6	Shared Voting Power 2,960,743 (See Item 4)

	7	Sole Dispositive Power 0 (See Item 4)

	8	Shared Dispositive Power 2,960,743 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,960,743 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 15.9%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 00847L100		13G

1	Names of Reporting Persons CARE CAPITAL OFFSHORE INVESTMENTS III LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 (See Item 4)

	6	Shared Voting Power 49,446 (See Item 4)

	7	Sole Dispositive Power 0 (See Item 4)

	8	Shared Dispositive Power 49,446 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,446 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.3%

12	Type of Reporting Person (See Instructions) PN

Item 1(a).	Name of Issuer: The issuer of the securities to which this statement relates is AGILE THERAPEUTICS, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices: The issuer’s principal executive offices are located at 101 Poor Farm Road, Princeton, New Jersey 08540.

Item 2(a).	Name of Person Filing: The filing persons are Care Capital III LLC, Care Capital Investments III LP and Care Capital Offshore Investments III LP.

Item 2(b).	Address of Principal Business Office: The principal business office for each filing person is 47 Hulfish Street, Suite 310, Princeton, New Jersey 08542.

Item 2(c).	Citizenship: See Item 4 of cover pages.

Item 2(d).	Title of Class of Securities: The title of the class of securities is Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number: The CUSIP number is 00847L100.

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
The filing categories pursuant to Rule 13d-1(b), 13d-2(b) and (c) are not applicable to each of the filing persons.

Item 4.	Ownership.
For each filing person:
(a)

Amount beneficially owned as of May 29, 2014:

The number of shares beneficially owned by each filing person at the close of business on May 29, 2014 is as follows: Care Capital III LLC — 3,010,189; Care Capital Investments III LP — 2,960,743; and Care Capital Offshore Investments III LP — 49,446.

(b)

Percent of Class as of May 29, 2014:

The percent of the class beneficially owned by each filing person at the close of business on May 29, 2014 is as follows: Care Capital III LLC — 16.2%; Care Capital Investments III LP — 15.9%; and Care Capital Offshore Investments III LP — 0.3%.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 of cover pages.
(ii) Shared power to vote or to direct the vote: See Item 6 of cover pages.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of cover pages.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of cover pages.

Care Capital III LLC is the general partner of Care Capital Investments III LP and Care Capital Offshore Investments III LP and as a result, Care Capital III LLC has the ultimate power to vote or direct the vote and to dispose or direct the disposition of such shares. Richard Markham, Jan Leschly, Jerry N. Karabelas and David R. Ramsay are the four managing members at Care Capital III LLC, and in their capacity as such, may be deemed to exercise shared voting and investment power over the shares held by the reporting persons, each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The filing of this joint statement on Schedule 13G shall not be deemed an admission that the filing persons comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARE CAPITAL III LLC

By:	/s/ David R. Ramsay	Dated: June 3, 2014
Name:	David R. Ramsay
Title:	Member

CARE CAPITAL INVESTMENTS III LP

By: Care Capital III LLC, Its General Partner

By:	/s/ David R. Ramsay	Dated: June 3, 2014
Name:	David R. Ramsay
Title:	Member

CARE CAPITAL OFFSHORE INVESTMENTS III LP

By: Care Capital III LLC, Its General Partner

By:	/s/ David R. Ramsay	Dated: June 3, 2014
Name:	David R. Ramsay
Title:	Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001.).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Agile Therapeutics, Inc. and that this Joint Filing Agreement be included as an exhibit to such statement.  This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of June 3, 2014.

CARE CAPITAL III LLC

By:	/s/ David R. Ramsay	Dated: June 3, 2014
Name:	David R. Ramsay
Title:	Member

CARE CAPITAL INVESTMENTS III LP

By: Care Capital III LLC, Its General Partner

By:	/s/ David R. Ramsay	Dated: June 3, 2014
Name:	David R. Ramsay
Title:	Member

CARE CAPITAL OFFSHORE INVESTMENTS III LP

By: Care Capital III LLC, Its General Partner

By:	/s/ David R. Ramsay	Dated: June 3, 2014
Name:	David R. Ramsay
Title:	Member